Exhibit 99.5

Free English translation for information purposes only

MDxHealth SA

Limited Liability Company
(société anonyme)

CAP Business Center

Zone Industrielle des Hauts-Sarts

Rue d’Abhooz 31
4040 Herstal, Belgium
VAT BE 0479.292.440 (RLP Liège, division Liège)

Outstanding Shares and voting rights ORDINARY and extraordinary general shareholders’ MEETINGs to be held on Thursday, 25 May 2023, at 15:00 p.m.

This overview has been prepared by MDxHealth SA (the “Company”) in accordance with article 7:129, §3, 2° of the Belgian Companies and Associations Code.

On 25 April 2023, the total number of outstanding shares and voting rights of the Company amounted to 270,380,936.